Free Writing Prospectus
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement, dated January 13, 2022
Registration No. 333-261495

$300,000,000

3.125% Fixed to Floating Rate Subordinated Notes due 2032

Term Sheet

Issuer:	Home BancShares, Inc. (the “Company”)

Security:	3.125% Fixed to Floating Rate Subordinated Notes due 2032 (the “Notes”)

Aggregate Principal Amount:	$300,000,000

Trade Date:	January 13, 2022

Settlement Date:	January 18, 2022 (T + 2)

Final Maturity Date (if not previously redeemed):	January 30, 2032

Coupon:

From and including the Settlement Date, to but excluding, January 30, 2027 or the date of earlier redemption (the “fixed rate period”) 3.125% per annum, payable semi-annually in arrears. From and including January 30, 2027 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating per annum rate equal to a Benchmark rate, (which is expected to be the Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of the Notes — Interest”), plus 182 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:

Interest on the Notes will be payable on January 30 and July 30 of each year through, but not including, January 30, 2027, and quarterly thereafter on January 30, April 30, July 30, and October 30 of each year to, but not including, the maturity date or earlier redemption date.  The first interest payment will be made on July 30, 2022.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date

Day Count Convention:	30/360 to but excluding January 30, 2027, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:

The Company may, at its option, beginning with the interest payment date of January 30, 2027 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:

The Company may redeem the Notes, in whole but not in part, at any time, including prior to January 30, 2027, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:

The Company intends to use the net proceeds of this offering for general corporate purposes, which may include, but are not limited to, the repayment of the Company’s outstanding subordinated notes and subordinated debentures, the repayment of outstanding subordinated debentures that the Company would assume following the completion of its acquisition of Happy Bancshares, Inc. (“Happy”), investments at the holding company level, providing capital to support the growth of Centennial Bank and the Company’s business, repurchases of the Company’s common shares and the payment of the cash consideration components of future acquisitions.

Price to Public:	100.00%

Underwriters’ Discount:	0.93% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$297,210,000

Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future senior indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the preliminary prospectus supplement);

•will rank equal in right of payment and upon our liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including the Company’s 5.625% fixed-to-floating rate subordinated notes due 2027;

•will rank senior in right of payment and upon the Company’s liquidation to (i) its existing junior subordinated debentures and (ii) any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes;

•will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•will be structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation depositors of Centennial Bank, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of September 30, 2021, on a consolidated basis, the Company’s liabilities totaled approximately $15.0 billion, which includes approximately $14.0 billion of deposit liabilities, $400.0 million of Federal Home Loan Bank borrowings, $141.0 million of customer repurchase agreements, $299.7 million of subordinated debentures and $71.2 million of junior subordinated debentures issued or assumed by the Company and Centennial Bank, and $113.7 million of other liabilities. Except for the approximately $299.7 million of subordinated debentures (which rank pari passu in right of payment and upon liquidation to the Notes) and $71.2 million of junior subordinated debentures issued or assumed by the Company (which rank junior in right of payment and upon liquidation to the Notes), all of these liabilities are contractually or structurally senior to the Notes.

Additionally, as of September 30, 2021, Happy had outstanding liabilities totaling $5.75 billion, which includes approximately $5.47 billion of deposit liabilities, $74.7 million of Federal Home Loan Bank borrowings, $138.2 million of subordinated notes, $21.4 million of junior subordinated debentures, and $47.6 million of other liabilities. Except for the approximately $138.2 million of existing subordinated notes issued by Happy (which would rank pari passu in right of payment and upon liquidation to the Notes) and $21.4 million of junior subordinated debentures issued by Happy (which would rank junior in right of payment and upon liquidation to the Notes), all of these liabilities of Happy would be contractually or structurally senior to the Notes following the completion of the Merger.

The Indenture does not limit the amount of additional indebtedness the Company or its subsidiaries may incur.

CUSIP/ISIN:	436893 AC5 / US436893AC51

Book-Running Manager:	Piper Sandler & Co.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange

Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by emailing Piper Sandler & Co. at

fsg-dcm@psc.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.